(AS FILED APRIL 21, 1999)
                                                             File No. 70-[____]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                                  SEMPRA ENERGY
                                 101 Ash Street
                           San Diego, California 92101

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                                      None

                 (Name of top registered holding company parent)
             ------------------------------------------------------

                                  John R. Light
                  Executive Vice President and General Counsel
                                  Sempra Energy
                                 101 Ash Street
                           San Diego, California 92101

                     (Name and address of agent for service)
            --------------------------------------------------------

           The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

  Gary Kyle, Esq.                     Richard M. Farmer, Esq.
  Donald C. Liddell, Esq.             Andrew F. MacDonald, Esq.
  Sempra Energy                       William C. Weeden
  633 West Fifth Street, Suite 5200   Thelen Reid & Priest LLP
  Los Angeles, California 90071       40 West 57th Street
                                      New York, New York 10019

  Martha B. Wyrsch, Vice President,   William S. Scherman, Esq.
   General Counsel and Secretary      Skadden, Arps, Slate, Meagher & Flom LLP
  370 Van Gordon Street               1440 New York Avenue, NW
  P.O. Box 281304                     Washington, D.C. 20005-2111
  Lakewood, Colorado 80228-8304



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                                TABLE OF CONTENTS

Item 1. Description of Proposed Transaction ................................. 1
  1.1  Introduction ......................................................... 1
  1.2  Description of Parties to the Transaction and Their Businesses ....... 2
       (a)  Sempra Energy ................................................... 2
            (i)   Sempra's Public-Utility Operations ........................ 2
            (ii)  Sempra's Non-Utility Subsidiaries ......................... 6
       (b)  K N Energy, Inc. ................................................ 8
            (i)   K N's Retail Gas Distribution Operations .................. 8
            (ii)  K N's Non-Utility Subsidiaries ............................ 11
                    Interstate Pipelines .................................... 11
                    Intrastate Pipelines .................................... 13
                    Gathering and Processing Operations ..................... 14
                    Marketing Operations .................................... 15
                    Other Non-Utility Operations ............................ 15
  1.3  Principal Terms of Merger Agreement .................................. 16
  1.4  Sempra's Reasons for the Merger ...................................... 17

Item 2. Fees, Commissions and Expenses ...................................... 19

Item 3. Applicable Statutory Provisions ..................................... 20

  3.1  General Overview of Statutory Requirements ........................... 20
  3.2  Section 10(b) ........................................................ 21
       (a)  Section 10(b)(1) ................................................ 21
            (i)  Interlocking Relationships ................................. 21
            (ii)  Concentration of Control .................................. 22
       (b)  Section 10(b)(2) ................................................ 25
            (i)  Reasonableness of Consideration ............................ 26
            (ii)  Relationship of Consideration to be Paid to Earnings
                     Capacity of Utility Assets Underlying Securities
                     to be Acquired ......................................... 28
            (iii)  Reasonableness of Fees ................................... 29
       (c)  Section 10(b)(3) ................................................ 29
            (i)  Capital Structure .......................................... 29
            (ii)  Protected Interests ....................................... 31
  3.3  Section 10(c) ........................................................ 31
       (a)  Section 10(c)(1) ................................................ 32
       (b)  Section 10(c)(2) ................................................ 33
            (i)  Operation as a "Single Coordinated System .................. 34
                     Effect of the California Affiliate Transaction Rules ... 35 Coordination Through Non-Utility Marketing Affiliates .. 37
            (ii)  Single Area or Region ..................................... 39
                     Common Source of Supply ................................ 40
                     State of the Art ....................................... 41



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            (iii) No Impairment ............................................. 42
            (iv)  Economies and Efficiencies ................................ 43
  3.4  Section 10(f) ........................................................ 43
  3.5  Section 3(a)(1) ...................................................... 44
       (a)  Sempra Will Not Derive Any Material Part of Its Income From K N's
               Retail Gas Division .......................................... 44
       (b)  Sempra Will Remain Predominantly Intrastate in Character and
               Carry On its Business Substantially in a Single State ........ 49
       (c)  The Exemption of Sempra Will Not Be Detrimental to the Public
               Interest or Interest of Investors or Consumers ............... 49

Item 4. Regulatory Approvals ................................................ 50

Item 5. Procedure ........................................................... 51

Item 6. Exhibits and Financial Statements ................................... 51
        A    Exhibits ....................................................... 51
        B.   Financial Statements ........................................... 53

        Information as to Environmental Effects ............................. 54

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------
     1.1 Introduction. Sempra Energy ("Sempra"), an exempt holding company
         ------------
pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"),1/ herein requests authorization pursuant to Sections 9(a)(2) and 10 of the Act to acquire all of the issued and outstanding common stock of K N Energy, Inc. ("K N") (the "Transaction"). K N is directly engaged in retail natural gas distribution operations in three states and is therefore a "gas utility company" within the meaning of Section 2(a)(4) of the Act. Through its non-utility subsidiaries, K N engages in gas transportation, gathering and production, gas marketing and other energy-related businesses. On a consolidated basis, K N's gas distribution operations account for a minor part (about 5% based on gross revenues) of its overall operations, which are overwhelmingly focused in the midstream and upstream segments of the natural gas industry.

     Sempra also requests an order of the Commission confirming that it will continue to be entitled to an exemption under Section 3(a)(1) of the Act following its acquisition of K N as an additional public utility subsidiary.

     The Transaction will be governed by the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 20, 1999, among Sempra, K N and Cardinal Acquisition Corp. ("Cardinal"), a wholly-owned, special purpose California corporation organized by Sempra for the purpose of carrying out the Transaction. Consummation of the Transaction is conditioned upon approval by this Commission and by the Colorado Public Utilities Commission ("Colorado PUC"), the Wyoming Public Service Commission ("Wyoming

--------
1/   See Sempra Energy, 67 SEC Docket 994 (June 26, 1998) and 69 SEC Docket 104
(February 1, 1999).

PSC"), and the Federal Energy Regulatory Commission ("FERC").2/ The Transaction is also subject to the filing of Pre-Merger Notification Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("H-S-R Act") and the expiration or early termination of the required waiting period, approval by the shareholders of Sempra and K N and other usual and customary conditions precedent for a transaction of this type.

     1.2 Description of Parties to the Transaction and Their Businesses.
         --------------------------------------------------------------

         (a) Sempra Energy. Sempra, a California corporation, was organized in
             -------------
1997 in order to effect a business combination between Pacific Enterprises (the parent company of Southern California Gas Company ("SoCalGas"), a gas utility company), and Enova Corporation (the parent company of San Diego Gas and Electric Company ("SDG&E"), a combination gas and electric utility company). That business combination was consummated in June 1998. As a result, Sempra indirectly owns all of the issued and outstanding common stock of SoCalGas and SDG&E. At February 28, 1999, Sempra had issued and outstanding 240,111,553 shares of common stock, without par value. Its shares trade on the New York and Pacific stock exchanges.

         (i) Sempra's Public-Utility Operations. SoCalGas distributes gas at retail to approximately 4.8 million customers3/ within a service territory of 23,000 square miles in central and southern California. The SoCalGas system includes approximately 2,900 miles of transmission and storage pipeline, 44,000 miles of distribution pipeline, 43,000 miles of service pipeline, and 10

-------------

2/    In their Application to the FERC (Exhibit D-5 hereto), the applicants also requested FERC to disclaim jurisdiction over the transaction. However, because the applicants have requested FERC approval by July 15, 1999, the disclaimer request was made in the alternative.

3/    Here and elsewhere in this Application, customers are counted by meters, as distinct from the number of people in a household served by a single meter.

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compressor stations, as well as five underground storage reservoirs with a combined working capacity of about 116 billion cubic feet ("Bcf").

     SDG&E is engaged in the generation, transmission, distribution, and sale of electricity and the distribution and sale of natural gas. SDG&E serves approximately 1.2 million electricity customers within a franchised service territory that includes San Diego County and southern Orange County, California. SDG&E currently operates fossil fuel-fired generating units with an aggregate capacity of 1,924 MW. This generation consists of two steam stations, Encina (965 MW) and South Bay (706 MW), and 17 non-power plant combustion turbines (253
MW).4/ In November 1997, SDG&E committed itself to divesting all of its fossil fuel-fired generating capacity by the end of 1999.5/ On December 11, 1998, SDG&E concluded separate agreements for the sale of the South Bay station, the Encina station and the 17 combustion turbines. SDG&E also owns a 20 percent share (430
MW) of the San Onofre Nuclear Generating Station ("SONGS"). When divestiture of its fossil fuel-fired generation is complete, SDG&E's generation capacity will be limited to its share of SONGS. SDG&E has announced its intention to divest itself of SONGS, but has not yet concluded any agreement to do so.

     In addition to providing electric service, SDG&E provides natural gas

--------------

4/   One of the five generating  units at the Encina  station,  Unit 5, is owned by PSEG Resources,  Inc.,  which leases the unit to SDG&E.

5/   SDG&E was subsequently required to divest its Encina and South Bay plants by the terms of a Stipulation and Order entered into with the Department of Justice in March 1998 with respect to the Enova Corporation/Pacific Enterprises merger. That agreement (a copy of which was lodged with the FERC in Docket No. EC97-12-000 on March 10, 1998) also limits SDG&E's future ability to acquire generation in California. Separately, the California Public Utilities Commission required SDG&E to divest itself of its gas-fired generation as a condition to authorization of the Enova Corporation/Pacific Enterprises merger. See In Re Pacific Enterprises, et al.,184 PUR 4th 417, 498 (1998).

service to more than 700,000 customers in San Diego County. SDG&E's natural gas facilities include 164 miles of transmission pipeline, 6,843 miles of distribution pipeline, and two compressor stations. All of the gas delivered to SDG&E by its suppliers is transported through the SoCalGas pipeline system.

     For the year ended December 31, 1998, Sempra reported consolidated operating revenues of $5.525 billion, of which $2.772 billion represented gas utility revenues (including revenues from transporting customer-owned gas) and $1.865 billion represented electric revenues. At December 31, 1998, Sempra had total assets of $10.456 billion, of which $5.441 billion represented net utility (electric and gas) plant. During 1998, the total gas delivered on the Sempra system was 962 Bcf, of which 521 Bcf (or about 54%) represented deliveries of customer-owned gas for which the company provides only transportation service. Electric sales in 1998 totaled 17,955 million kwhrs.

     SoCalGas and SDG&E derive substantially all of their gas requirements from sources outside of California. SoCalGas and SDG&E purchase gas for their "core" customer6/ needs under a variety of long-term, short-term and daily contracts from producers in several different supply basins, as well as from gas marketers and brokers, including Sempra Energy Trading Corp. ("Sempra Trading"), Sempra's principal marketing affiliate, under an open-bidding program. Specifically, in

-------------
6/    The term "core" customer is used here and throughout this Application to refer to customers who purchase their gas from the utility company which delivers it, as distinct from customers (called "transportation-only" customers) who purchase their gas from marketers or other third parties and merely pay the local distribution utility a transportation charge for the delivery service. Sales of gas to core customers are also sometimes referred to as "bundled" sales, whereas transportation provided separately is sometimes referred to as "unbundled" transportation service.

1998, SoCalGas and SDG&E purchased approximately 40% of their combined system gas requirements from production in the San Juan Basin, which is located primarily in New Mexico and Colorado in the "Four Corners" area, approximately 20% in the Permian Basin, which is located in west Texas, approximately 18% in the Western Canada Sedimentary Basin, which is located primarily in western Alberta,7/ and most of the balance from marketers at the California border.

     Gas purchased by SoCalGas and SDG&E in the San Juan and Permian Basins is transported under long-term contracts between SoCalGas and El Paso Natural Gas Company ("El Paso") and Transwestern Pipeline Company ("Transwestern"). Canadian gas is transported to southern California via the Alberta Natural Gas ("ANG") pipeline system to a point of interconnection at the U.S.-Canada border with the PG&E Gas Transmission, Northwest Corporation ("PGT") pipeline and from there to the Stanfield, Oregon interconnection with Northwest Pipeline Corp. ("Northwest"). Northwest, in turn, interconnects at the Blanco/San Juan Hub with both El Paso and Transwestern, which deliver the gas to the California border.

     Most of the gas delivered to SoCalGas for redelivery to transportation-only customers is produced in the San Juan and Rocky Mountain region basins.8/ Of the

--------

7/    Here and throughout this Application, the designations of the major producing regions in the U.S. and Canada, and of the basins and fields which comprise those regions, follow the designations used by the U.S. Department of Energy - Energy Information Administration. See "Deliverability on the Interstate Natural Gas Pipeline System," Energy Information Administration (DOE/EIA-0618(98)) (May 1998), ch. 2.

8/    The Rocky Mountain region describes a producing area that is generally understood to include, in whole or in part, the Uinta/Piceance Basin in eastern Utah and western Colorado, the Denver/Julesberg Basin in Colorado, and the Powder River, Green River, and Wind River Basins in Wyoming.

520 Bcf of customer- owned gas delivered in 1998, it is estimated that 320 Bcf and 128 Bcf, respectively, was produced in these two basins. Gas from the Rocky Mountain basins is transported on the Kern River Gas Transmission Co. system to the interconnection with SoCalGas at Wheeler Ridge, California.9/

     SoCalGas and SDG&E are subject to pervasive regulation by the California Public Utilities Commission ("California PUC").

     In 1998, Sempra acquired an interest in Frontier Energy, LLC ("Frontier Energy"), a North Carolina limited liability company that is completing construction of a new gas utility distribution system in a four-county area of western North Carolina.10/ Frontier Energy commenced gas deliveries in December 1998. Frontier Energy is subject to regulation as to its rates and service by the North Carolina Utilities Commission.

     (ii) Sempra's Non-Utility Subsidiaries. Sempra's principal non-utility subsidiaries and their respective businesses are as follows:

     Sempra Trading is a marketer of natural gas, electricity, and other energy products. Sempra Trading (formerly AIG Trading Corp.) was acquired by Sempra in December 1997. It is authorized by FERC to make sales of electricity, and ancillary services in California, at market-based rates.11/ Sempra Trading

------------------

9/    The Kern River Gas Transmission system was constructed primarily to serve the enhanced oil recovery (EOR) operations in Kern County, California. The facilities were designed to transport 1.1 Bcf per day of gas produced in Wyoming to California. See Kern River Gas Transmission Company, et al., 50 FERC (PARAGRAPH) 61,069 (January 24, 1990), reh'g denied 51 FERC (PARAGRAPH) 61,195 (May 21, 1990).

10/    See Sempra Energy, 69 SEC Docket 104 (February 1, 1999) (hereinafter referred to as "Sempra/Frontier").

neither owns nor controls any physical facilities for the production, processing, or transportation of any of the commodities it trades or sells.

     Enova Energy, Inc. ("E.I.") is a marketer of electricity. It is authorized to make sales of electricity at market-based rates,12/ but is not actively engaged in doing so. Like Sempra Trading, E.I. has no physical facilities for the production, processing, or transportation of the commodity it sells.

     Sempra Energy Resources is an unregulated subsidiary engaged in the business of acquiring and developing power plants and natural gas storage, production, and transportation assets in support of other Sempra subsidiaries. Sempra Energy Resources is the joint owner, with Houston Industries Power Generation, of El Dorado Energy, LLC, which is developing a 480 MW merchant power plant in Boulder City, Nevada, near Las Vegas. The El Dorado facility is scheduled for completion in late 1999.

     Sempra Energy Solutions, Sempra's retail marketing subsidiary, provides energy services and products at retail to competitive energy markets in California and throughout the United States.

     Sempra Energy International is engaged in the construction, ownership and operation of natural gas distribution and power generation projects outside the United States. Sempra Energy International does not own or operate any regulated utilities within the United States.

     Sempra Energy Financial participates in tax-advantaged investments such as


---------------

11/    AIG Trading Corp., 71 FERC (PARAGRAPH) 61,148 (1995); Sempra Energy
Trading Corp., 85 FERC (PARAGRAPH) 61,122 (1998).


12   Enova Energy, Inc., 76 FERC (PARAGRAPH) 61,242 (1996).

affordable housing and alternative fuels.

     Sempra Energy Utility Ventures ("SEUV") engages in the acquisition, development, and operation of regulated energy utilities in the eastern United States and Canada. SEUV was instrumental in completing the development of the Frontier Energy system in North Carolina and is currently involved in other similar development efforts in New England and Canada.

         (b) K N Energy, Inc. K N and its subsidiaries engage in natural gas
             ---------------
gathering, processing, storage, transportation, distribution, and marketing of natural gas, natural gas liquids and electric power in 16 central and western states, with the majority of its operations in Texas, Oklahoma, Kansas, Nebraska, Colorado, Wyoming and Illinois. K N and its subsidiaries operate more than 26,000 miles of interstate, intrastate and offshore transmission pipelines, approximately 11,000 miles of gathering and processing pipelines, approximately 7,000 miles of local gas distribution pipelines, 16 storage facilities, and 19 natural gas processing plants with a total processing capacity of approximately
1.7 Bcf per day.

     For the year ended December 31, 1998, K N reported consolidated operating revenues of $4.388 billion, of which $222.8 million (or about 5.1%) were derived from the distribution of gas at retail. At December 31, 1998, K N had total assets of $9.612 billion, including $7.023 billion of net property, plant and equipment, of which $165.5 million (or about 2.4% of the total) consisted of net plant associated with K N's retail gas distribution business.

     At February 28, 1999, K N had issued and outstanding 69,651,991 shares of common stock, $5 par value. Its shares trade on the New York Stock Exchange.

         (i) K N's Retail Gas Distribution Operations. K N is directly engaged in the distribution of natural gas at retail to more than 210,000 customers in mostly rural areas of Nebraska, Colorado, and Wyoming through a system of 7,200 miles of distribution pipelines. It distributes gas in these three states directly through a corporate division that is hereinafter referred to as the "Retail Gas Division."13/ All of K N's other business activities, which are described below, are conducted through wholly and partly-owned subsidiaries which, for purposes of the Act, are not public-utility companies.

     In Colorado, the Retail Gas Division provides retail service to approximately 47,400 residential, commercial, industrial, irrigation and grain drying customers in more than 30 towns in the western slope of Colorado, 4 towns north of Denver in the Front Range area, and 11 towns in the northeast corner of the state. The largest towns served in Colorado are Glenwood Springs, Aspen, and Montrose. Rocky Mountain Natural Gas Company, an intrastate pipeline subsidiary of K N which operates a 717-mile a pipeline system, provides transportation service to the Retail Gas Division and other transportation customers in the western slope area. The Retail Gas Division's service area in Colorado is shown on Exhibit E-2 hereto.

     In Wyoming, the Retail Gas Division provides gas service to approximately 64,700 residential, commercial and irrigation customers in 40 towns in the eastern and central parts of the state. The largest towns served are Casper, Laramie, and Gillette. Northern Gas Company, an intrastate pipeline subsidiary of K N, provides transportation service for most of the towns served by the Retail Gas Division over a 727-mile pipeline system. The Retail Gas Division's


-------------

13/    The only operations of K N that are gas utility operations, within the meaning of the Act, are those conducted directly by K N through its Retail Gas Division. K N itself has no other significant operating assets. In this regard, the structure of K N is similar to that of ENSERCH Corporation, which was also an integrated gas company, at the time that it was acquired by TUC Holding Company. See TUC Holding Company, 65 SEC Docket 301 (August 1, 1997).

service area in Wyoming is shown on Exhibit E-3 hereto.

     In Nebraska, the Retail Gas Division serves approximately 99,700 residential, commercial, industrial and agricultural customers in 180 towns throughout much of the state. The largest towns served are Scotts Bluff, Kearney, and McCook. The Retail Gas Division's facilities in Nebraska consist of approximately 4,348 miles of distribution pipelines. Gas is delivered to the Nebraska system by K N Interstate Gas Transmission Company (" K N Interstate"), an interstate pipeline subsidiary of K N. The Retail Gas Division's service area in Nebraska is shown on Exhibit E-4 hereto.

     For the year ended December 31, 1998, the Retail Gas Division reported total operating revenues of $222.8 million, net operating revenues (gross revenues less cost of gas) of $104.7 million, and net income of $11.9 million, respectively. At December 31, 1998, the Retail Gas Division had total assets of $290.2 million, including $165.5 million in net utility plant and equipment, $37.5 million in advances to associate companies, and $51.1 million in current assets (cash, accounts receivable, prepaid items, etc.). As indicated, the operations and assets of the Retail Gas Division represent an immaterial part of K N's consolidated operations and assets (5.1% in terms of gross revenues) and, on a pro forma basis, will represent less than 5% of the combined operations and assets of all of Sempra's public utility subsidiaries (also based on gross revenues).

     The Retail Gas Division purchases all of its gas supplies from gas marketers, including K N Services, Inc. ("K N Services"), K N's principal gas marketer subsidiary. Most of this gas is produced in the Rocky Mountain region basins (currently about 61%) and the Anadarko/Arkoma Basin (currently about 29%). The company also purchases gas that is produced in the San Juan Basin, the

Western Canada Sedimentary Basin, and in producing areas in Montana, Kansas and western Nebraska. In contrast to Sempra's subsidiaries, which in 1998 delivered 962 Bcf of gas, the Retail Gas Division in 1998 delivered only 50 Bcf of gas. Approximately 57% (28.4 Bcf) of the gas delivered by the Retail Gas Division represented bundled sales and the remaining 43% (21.6 Bcf) deliveries of customer-owned gas under various "customer choice" programs that have been implemented in the three-state service area. Approximately 58% of the gas purchased by the Retail Gas Division for bundled sales was supplied by K N Services. K N Services also supplied about 80% of the gas delivered by the Retail Gas Division under customer choice programs.

         (ii) K N's Non-Utility Subsidiaries. Through its non-utility subsidiaries, K N is engaged in interstate and intrastate pipeline transportation, gathering and production, and marketing, among other non-utility businesses. K N's principal non-utility subsidiaries, broken down by major business segment, are as follows:

     Interstate Pipelines: K N Interstate and MidCon Corp. ("MidCon"), which K N
     --------------------
acquired in January 1998 and which owns Natural Gas Pipeline Company of America ("NGPL"), are K N's principal interstate pipeline subsidiary companies. K N Interstate owns and operates more than 6,600 miles of transmission lines in Wyoming, Colorado, Kansas, Nebraska and Missouri.14/ The K N Interstate system is powered by 120 compressor stations with an aggregate of approximately 127,000 horsepower. K N Interstate operates one storage field, located in Nebraska, with


-------------

14    This figure includes the 804-mile Pony Express Pipeline, which extends from Lost Cabin, Wyoming eastward through Nebraska, Colorado, Kansas, and Missouri, terminating in Freeman, Missouri, near Kansas City.

a working capacity of 2.9 Bcf.

     NGPL owns and operates approximately 11,600 miles of interstate pipelines, field system lines, and related facilities. The NGPL system consists primarily of two major interconnected transmission pipelines.15/ The Amarillo Line, comprised of 6,600 miles of mainline and small-diameter lines, originates in the basins of West Texas and New Mexico and terminates in the Chicago, Illinois metropolitan area. The Gulf Coast Line, comprised of approximately 4,300 miles of mainline and small-diameter lines, originates in the Gulf Coast areas of Texas and Louisiana and also terminates in the greater Chicago area. The Amarillo and Gulf Coast lines are connected by a 230-mile line running between Texas and Oklahoma. NGPL's system is powered by 61 compressor stations with an aggregate of approximately one million horsepower. NGPL owns and operates nine underground storage fields in four states with over 200 Bcf of working gas capacity.

     In addition to K N Interstate and NGPL, K N owns or holds interests in two new interstate pipeline projects. K N Wattenberg Transmission Company ("K N Wattenberg") has received authorization to acquire, construct and operate a new interstate pipeline between Rockport, Colorado, near the Colorado-Wyoming border, and Denver.16/ K N Wattenberg's authority to construct the 108-mile line, dubbed the "Front Runner," will expire in July 1999. In addition, K N is a


-------------------

15    NGPL also owns equity interests in several regulated natural gas pipeline systems, including the High Island Offshore System, U-T Offshore System, and Stingray offshore pipeline, all in the Gulf of Mexico, and the Trailblazer pipeline, which carries gas from production areas in Wyoming and Colorado to Mid-Continent pipelines.

16 Although the line falls entirely within Colorado, it will carry Wyoming-produced natural gas and is thus an interstate line subject to the FERC's jurisdiction under the Natural Gas Act of 1938. See K N Wattenberg Transmission, LLC, 85 FERC (PARAGRAPH) 61,204 (1998).

50 percent partner with Questar Corp. in TransColorado Gas Transmission Company ("TransColorado"), which owns and operates a pipeline system in western Colorado.17/ The TransColorado pipeline, which was completed in February 1999, has a transmission capacity of 300 MMcf per day and extends 292 miles from an area in northwest Colorado known as the Greasewood Hub, where it interconnects with several other interstate pipelines, to the Blanco/San Juan Hub in northwest New Mexico, where it interconnects with the El Paso and Transwestern pipeline systems. The TransColorado pipeline was designed to link production in the Piceance Basin of western Colorado and Uinta Basin of eastern Utah with the El Paso and Transwestern systems, thereby improving the access of west coast markets to production in the Rocky Mountain region. It will also provide the Retail Gas Division with increased flexibility in obtaining gas produced in the San Juan Basin.

         Intrastate  Pipelines.  In addition to Rocky Mountain Natural Gas
         ---------------------
Company and Northern Gas Company, K N's intrastate pipeline subsidiaries in Colorado and Wyoming, K N also operates intrastate transmission systems in Texas and Oklahoma. K N's West Texas system includes 4,900 miles of pipeline capacity interconnected with eight interstate pipelines. MidCon Texas Pipeline Operator, Inc. ("MidCon Texas") has a partial interest in a storage facility near Markham, Texas, with a 5.7 Bcf working gas capacity. A second subsidiary, American Gas Storage, L.P., operates storage facilities in the West Texas region with a combined working gas capacity of 16.4 Bcf.

     Another subsidiary, Westar Transmission Company ("Westar"), owns and

------------------
17/ See TransColorado Gas Transmission  Company,  67 FERC (PARAGRAPH)  61,301
(1994),  76 FERC (PARAGRAPH) 61,366 (1996), and 85 FERC (PARAGRAPH) 62,062
(1998).

operates approximately 6,500 miles of intrastate transmission lines in western Texas. This includes the Red River Pipeline and most of the Texas pipelines of AOG Gas Transmission Company ("AOGGT"), which were made part of Westar on November 1, 1998. The remainder of AOGGT's Texas facilities are subject to a lease arrangement under which a third-party financial institution is the lessor and AOGGT remains the lessee. AOGGT, in turn, has authorized Westar to operate the leased facilities as part of the Westar intrastate system.

     Gathering and Processing Operations: K N operates gathering and processing
     -----------------------------------
facilities in seven Mid-Continent and Rocky Mountain states, primarily through K N Gas Gathering, Inc. ("KNGG"). These facilities include approximately 11,000 miles of gathering lines, with annual gathering of 344 Bcf, and 20 natural gas processing plants. The company's largest gathering operation is in the Hugoton field in Kansas,18/ which gathers approximately 530 MMcf per day. K N's Wattenberg system, in northeastern Colorado, has a throughput of 150 MMcf per day. K N's West Texas System, located primarily in western Texas and the Texas Panhandle, includes gathering, intrastate transmission and storage pipelines, six processing plants, and one storage facility, and has gathering throughput of 140 MMcf per day. K N also owns gathering facilities in the Powder River and Wind River Basins of Wyoming and the Piceance and Uinta Basins of Colorado and Utah, with a combined throughput of 130 MMcf per day.

     K N also owns an equity interest in the Red Cedar Gathering System in the San Juan Basin of New Mexico. This system gathers approximately 440 MMcf of

------------------

18/    The Hugoton field is the largest gas field in the Anadarko/Arkoma Basin, which extends through Arkansas, Kansas and Oklahoma.

natural gas per day and is connected to a processing plant. It will also be connected to the recently completed TransColorado pipeline system. Interenergy Corp, a subsidiary acquired by K N in December 1997, owns a system which gathers 20 MMcf per day, a gas processing plant in Wyoming, and an interest in a gas processing plant in North Dakota.

     Finally, Wildhorse Energy Partners, LLC, a joint venture between K N and Tom Brown, Inc., owns natural gas gathering and processing facilities in western Colorado with a throughput of approximately 70 MMcf per day. The joint venture also owns storage facilities with 2.7 Bcf of working gas capacity.

     Marketing Operations: K N Services and K N Marketing, L.L.P. are K N's
     --------------------
principal natural gas marketing and brokering subsidiaries. Although authorized by the FERC to sell electric power at market-based rates, K N Services is not actively engaged in doing so. As previously indicated, K N Services supplies about 58% of the total requirements of Retail Gas Division for its bundled gas sales and, in addition, is the predominant supplier under the Retail Gas Division's customer choice programs.

     Other Non-Utility Operations: K N also provides unregulated retail service
     ----------------------------
through EN*able, LLC, a joint venture with PacifiCorp. EN*able markets the "Simple Choice" package of products that allows customers to order natural gas service, satellite TV, long-distance telephone service, internet access, and other products and services through a single service provider. EN*able is strictly a service company, with no physical facilities for the production or transportation of energy.

     Through other subsidiaries, K N holds interests in four qualifying facilities ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, which are located in Ft. Lupton and Greeley, Colorado. The four QFs have a total generation capacity of 380 MW. The power generated by these QFs is sold to Public Service Company of Colorado under long-term contracts that expire between 2009 and 2019.19/

     Consolidated assets of K N and subsidiaries as of December 31, 1998, were approximately $9.6 billion, consisting of $7.0 billion in net plant property and equipment, and $2.1 billion in current assets (cash, securities, accounts receivable, etc.). For the twelve months ended December 31, 1998, K N reported consolidated operating revenues of $4.4 billion, consolidated operating income of $344.5 million and consolidated net income of $60 million. As indicated, only 5.1% of K N's consolidated operations, based on gross revenues, is represented by the Retail Gas Division.

     1.3 Principal Terms of Merger Agreement. The Merger Agreement provides that
         -----------------------------------
K N will be merged with and into Cardinal, a wholly-owned subsidiary of Sempra. Upon completion of the merger, Cardinal will be renamed "K N Energy, Inc." All of the property, rights, privileges, immunities, powers and franchises of K N before the merger will vest in Cardinal and all of the debts, liabilities and duties of K N before the merger will become the debts, liabilities and duties of Cardinal.

     On the effective date of the merger, each share of K N's common stock ("K N Shares") (other than shares as to which appraisal rights have been perfected under Kansas law, shares held in the treasury of K N and shares owned by Sempra or any of its subsidiaries) will be converted, at the election of the holder

-------------

19/    K N will assure that its interests in the QFs are structured as necessary to maintain their QF status (and hence their exemption as "electric utility companies" under the Act) after the combination with Sempra.

thereof, into the right to receive 1.115 shares of Sempra's common stock ("Sempra Shares"), or $25.00 in cash, or a combination of Sempra Shares and cash, for each K N Share. This ratio represents a blended premium of 24 percent to the market price of K N Shares, based on the average closing price of the stock of each company during the week immediately preceding conclusion of the Merger Agreement. Shareholders of K N have the option to choose cash, Sempra Shares, or a combination of the two, subject to pro-ration, such that at least 70 percent of the K N Shares outstanding will be converted into Sempra Shares and not more than 30 percent of the K N Shares will be converted into cash.

     As a result of the Transaction, K N will become a wholly-owned subsidiary of Sempra, and the former K N shareholders will own approximately 19% of Sempra's outstanding common stock after the merger, based on the number of shares of Sempra's common stock and K N's common stock outstanding on March 16, 1999. Under the terms of the Merger Agreement, three members of K N's board of directors will become members of Sempra's board, which will have 17 members.

     As indicated, the Transaction is subject to approval by the shareholders of both companies, to the approvals of this Commission and the FERC and the public service commissions of Colorado and Wyoming.

     1.4 Sempra's Reasons for the Merger. Sempra believes that its combination
         -------------------------------
with K N will create a good strategic fit between two energy companies which are currently engaged in different, yet complementary, segments of the natural gas industry: local gas distribution in the case of Sempra, and midstream (i.e., transportation, storage and marketing) and upstream (i.e., gathering and processing) operations in the case of K N. Sempra derives almost all of its revenues from regulated sales of gas and electricity and sales of electricity into the California Power Exchange. In contrast, K N is primarily engaged in gas transportation and related midstream market businesses and gathering and processing operations, primarily in the Rocky Mountain and Mid-continent regions, and only incidentally engaged (through its Retail Gas Division) in retail gas distribution.

     Among other benefits of the Transaction, Sempra believes that K N's interstate pipeline system will allow Sempra to expand its participation in the highly-competitive energy market that broadly stretches from the Gulf Coast to Chicago (the terminus of both legs of the NGPL system) and across the Rocky Mountains to California. The combination will broaden Sempra's assets and earnings base into non-state regulated energy sectors with higher growth potential. See the Joint Proxy Statement (Exhibit C-2 hereto) for a more detailed discussion of Sempra's reasons for the merger.

     The Transaction is expected to produce benefits for investors and consumers and will satisfy all of the applicable standards under Section 10 of the Act. Sempra and K N believe that the Transaction will provide important strategic and financial benefits to their respective shareholders and will position the combined company to compete more effectively with other energy suppliers in the increasingly unregulated and competitive energy services industry. Further, as explained more fully in Item 3 - Applicable Statutory Provisions, Sempra believes that K N's Retail Gas Division will realize various operating economies and efficiencies as a result of the Transaction.

     Upon consummation of the Transaction, Sempra will own an integrated gas utility system comprised of its existing gas distribution properties in southern California, K N's Retail Gas Division properties in Colorado, Wyoming and

Nebraska, and Frontier Energy's system in western North Carolina, as well as an integrated electric utility system in San Diego and surrounding areas. As stated above, the utility operations of Sempra in California are substantially larger than those of K N's Retail Gas Division and Frontier Energy combined. Thus, after giving effect to the Transaction, Sempra will remain predominantly an intrastate (i.e., California) holding company that will not derive any material part of its income from any non- California public-utility operations. Accordingly, Sempra requests an order pursuant to Section 3(a)(1) of the Act confirming that Sempra and its subsidiary companies, as such, will continue to be exempt from all provisions of the Act, except Section 9(a)(2).

ITEM 2. FEES, COMMISSIONS AND EXPENSES.
        ------------------------------

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of Sempra under the Securities Act of 1933, and other related matters, are estimated as follows:

   SEC filing fee for the Joint Proxy/
        Registration Statement on Form S-4                     $   425,000

   Accountant's fees                                             1,000,000

   Legal fees and expenses                                       4,500,000

   Investment advisors' fees                                    18,100,000

   Costs of proxy solicitation (incl. printing and mailing)      1,750,000

   HSR Act filing fee                                               45,000

   Consulting fees related to public relations,
           regulatory support, and other matters
           pertaining to Transaction                             1,000,000

   Other (travel, printing, exchange listing fees, etc.)           400,000
                                                                ==========
          TOTAL                                                $27,220,000

ITEM 3. APPLICABLE STATUTORY PROVISIONS.
        -------------------------------

     3.1 General Overview of Statutory Requirements. Sections 9(a)(2) and 10 of
         ------------------------------------------
the Act are applicable to the Transaction. Section 9(a)(2) provides that it is unlawful, without approval under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate, under [Section 2(a)(11)(A)] of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." As defined in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company . . .." Sempra is currently an "affiliate" of three public-utility companies: SoCalGas, SDG&E, and Frontier Energy; and will, upon consummation of the Transaction, become an "affiliate" of an additional public-utility company: K N, by virtue of the Retail Gas Division.

     The statutory standards for approval of the Transaction are set forth in Sections 10(b), 10(c), and 10(f) of the Act. The Transaction satisfies all of the requirements of Section 10 and should therefore be approved. Specifically, as more fully explained below:

     o the Transaction will not tend towards interlocking relations or the concentration of control of public-utility companies to the detriment of investors and consumers;

     o the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable;

     o the Transaction will not unduly complicate the capital structure of the Sempra holding company system;

     o the Transaction is in the public interest and the interests of investors and consumers;

     o the Transaction will tend towards the economical and efficient development of an integrated gas utility system; and

     o    the Transaction will comply with all applicable State laws.

     3.2  Section 10(b). Section 10(b) provides that, if the requirements of
          -------------
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     In this case, there is no basis for the Commission to make any adverse findings under Section 10(b).

          (a) Section 10(b)(1).
              ----------------

          (i) Interlocking Relationships. By its nature, any merger results in new links between theretofore unrelated companies. In this case, the Merger

Agreement provides that Sempra's board of directors following the merger will have 17 members, of whom three shall be designees of K N reasonably acceptable to Sempra. One of those individuals will be the current chairman and chief executive officer of K N. These interlocking relationships are necessary to integrate the operations and management of the two companies, and are crucial to obtaining the strategic benefits of combining two companies that are engaged in different, yet complementary, segments of the natural gas industry, and to achieving the operating synergies anticipated to result from the merger. In similar situations, the Commission has recognized that common directors among companies in a coordinated system are permissible and that an integrated public-utility holding company system presupposes, in the interest of efficiencies and economies, the existence of interlocking officers and directors. See e.g., Northeast Utilities, 50 S.E.C. 427 at 442 - 443 (1990); American Natural Gas Co., 36 S.E.C. 387 at 414 (1955). Moreover, these are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies.20/

          (ii) Concentration of Control. Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational holding company systems at which the Act was primarily aimed." American Electric Power Co., 46 S.E.C. 1299 at 1307 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693 at 700


--------------
20/    See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties .
 . . .").

(1968). Sempra's acquisition of K N's Retail Gas Division will not create a "huge, complex and irrational system." Sempra's current utility operations are confined almost exclusively to California, and its operations will remain predominantly intrastate in character even after acquiring K N's Retail Gas Division, which, in comparison to SoCalGas and SDG&E, is an immaterial gas distribution business. Further, Sempra's primary objective in the Transaction is to expand its participation in the highly competitive, midstream and upstream segments of the natural gas industry. The merger will thus combine the complementary strengths of the two companies, which will enable them to offer customers a broader array of energy products and services than either company alone could offer. At the same time, the merger will create a larger and more diverse asset and customer base, which will create opportunities for operating efficiencies.


     Size: The Sempra system currently provides gas distribution service (including transportation of customer-owned gas) to approximately 5,500,000 residential, commercial and industrial gas customers in a 27,260 square-mile area of central and southern California, as well as electric service to approximately 1.2 million customers in San Diego and surrounding areas. The acquisition of K N's Retail Gas Division, which has only 216,000 retail distribution customers (including transportation-only customers), will add only modestly (less than 4%) to that number. Thus, the Transaction will have a negligible impact in terms of any increase in the concentration of control over gas utility companies.

     Efficiencies and Economies: Under Section 10(b)(1), the Commission's determination of whether to prohibit enlargement of a holding company system by acquisition is made on the basis of various factors, including projections of efficiencies and economies that can be achieved through the integration and coordination of utility operations. By virtue of the Transaction, Sempra and K N

(through their respective marketing and trading subsidiaries) will have opportunities to achieve operating economies and efficiencies through joint management and coordination of their respective portfolios of natural gas supply and transportation and storage rights. Among other things, Sempra and K N's marketing affiliates will have numerous opportunities to coordinate purchases of gas in common supply basins and to manage their combined portfolio of transportation and storage rights. Importantly, both companies have access to several strategic natural gas trading hubs and market centers in the region. They will thus have both the opportunity and means for achieving operating economies and efficiencies. This must be kept in context, however, given that the Retail Gas Division represents only 5.1% of K N's overall business in terms of operating revenues and only 2.4% in terms of net plant. Thus, the economies and efficiencies directly attributable to the integration of Sempra's and K N's gas distribution operations are likely to represent a relatively minor part of the overall savings and operating synergies projected to result from the Transaction.

     Competitive Effects: As the Commission has stated, the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to the customers." Northeast Utilities, supra, 50 S.E.C. at 445. Moreover, in scrutinizing the potential competitive effects of a merger transaction, it is appropriate for the Commission to "watchfully" defer to the determinations of other regulatory bodies having jurisdiction over the transaction. See City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358, 363 - 64 (D.C. Cir. 1992); Madison Gas and Electric Company, et al. v. SEC, __ F.3d __, 1999 LEXIS 4164 (D.C. Cir.
1999).

     There is no basis for the Commission to conclude that the Transaction is likely to have the anti-competitive consequences that the Act was designed to prevent for several reasons. First, Sempra and K N are engaged in substantially different segments of the natural gas industry, and the Retail Gas Division accounts for an immaterial part of K N's overall business. Second, franchised gas distribution operations conducted in different areas (and, in this case, different states) do not compete directly with each other. And third, there is already substantial competition in the retail markets served by Sempra and K N's Retail Gas Division. Both companies transport customer-owned gas on an open-access basis under "customer choice" programs that have already been implemented.

     In addition, the Transaction must be approved by the Wyoming PUC and Colorado PSC, as well as by the FERC (unless, as requested, FERC disclaims jurisdiction). If FERC exercises jurisdiction, it will likely focus on the competitive impacts of the Transaction as a whole. Finally, as previously indicated, the Transaction is subject to the pre-merger notification provisions of the H-S-R Act. The required statements, which describe the effects of the Transaction on competition in the relevant markets, were filed on March 10, 1999.

          (b) Section 10(b)(2). The Commission may not approve the proposed
              ----------------
Transaction if it determines pursuant to Section 10(b)(2) that the consideration (including fees and expenses of the Transaction) to be paid by Sempra in connection with the Transaction is not reasonable or does not bear a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make either of the negative findings concerning the consideration being offered by Sempra in this Transaction.

          (i) Reasonableness of Consideration. This Commission has previously recognized that when the agreed consideration for an acquisition is the result of arms'-length negotiations between the managements of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied. See Entergy Corporation, et al., 51 S.E.C. 869 at 879 (1993); The Southern Company, et al., 40 SEC Docket 350 at 352 (February 12, 1988). In this case, K N shareholders may elect to receive in exchange for each share of K N common stock either (i) .7805 shares of Sempra common stock plus $7.50 in cash, (ii) 1.115 shares of Sempra common stock, or (iii) $25 in cash, subject to pro-ration, such that at least 70% of the shares of K N common stock will be converted into Sempra common stock and not more than 30% of shares of K N common stock will be converted into cash. The terms of the Merger Agreement, including the exchange ratio, were the product of vigorous arms'-length negotiations between Sempra and K N. The announcement of the Merger Agreement was preceded by extensive due diligence and analysis and evaluation of the assets, liabilities and business prospects of K
N. Finally, the terms of the Merger Agreement are subject to approval by the shareholders of both companies at special meetings to be called for that purpose.

     In connection with its evaluation of K N, Sempra engaged Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor. Goldman Sachs delivered a written "fairness" opinion to Sempra, dated February 19, 1999, to the effect that, as of such date and based on certain assumptions therein stated, the consideration to be paid by Sempra pursuant to the Merger Agreement is fair, from a financial point of view, to Sempra. See Annex B to the Joint Proxy Statement.

     K N, for its part, engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as its financial advisor. Merrill Lynch also delivered a "fairness" opinion to K N in which it concluded that the consideration to be received by K N's shareholders under the Merger Agreement is fair from a financial point of view. See Annex C to the Joint Proxy Statement.

     In rendering its fairness opinion to Sempra, Goldman Sachs considered various factors, including the historical market prices and trading activity for K N Shares and Sempra Shares and results of operations of the two companies, which were compared to those of other selected companies in the diversified energy industry.21/ Goldman Sachs also reviewed and compared certain financial information relating to K N to corresponding financial information, ratios and public market multiples for the same group of selected energy companies. Specifically, Goldman Sachs considered estimated earnings per share, price to earnings multiples, and multiples of enterprise value to earnings before interest, taxes, depreciation and amortization for the years 1999 and 2000. Goldman Sachs also compared other relevant financial ratios of K N to those of the selected energy companies, including multiples of book value, dividend yield and dividend payout ratio. Finally, Goldman Sachs performed a discounted cash flow analysis for the K N common stock using certain financial forecasts for the years 1999 through 2003 prepared by K N's management and modified by Sempra's

------------
-
21/    Goldman Sachs compared the historical performance of K N's common stock over the preceding 12 months to an index comprised of the following selected energy companies: Coastal Corp., Columbia Energy, Consolidated Natural Gas, El Paso Energy, Enron Corp., Questar Corp., Sonat, Inc. and Williams Companies. The historical performance of Sempra's common stock (or, prior to June 26, 1998, Enova Corporation's common stock) during the same period was compared to an index comprised of the following selected energy companies: American Electric Power Company, Inc., Cinergy Corp., Edison International, FPL Group, Inc., New Century Energies, Inc., and PG&E Corporation.

management and certain forecasts of merger savings and operating synergies for the years 1999 through 2003, also prepared by K N's management and modified by Sempra's management. Goldman Sachs calculated a net present value of K N's estimated free cash flows and per share value of K N's common stock using a range of discount rates. Importantly, the per share price ranges for K N's common stock implied by these various valuation methods support the value of the consideration offered by Sempra under each of the three elections that K N shareholders may make. Goldman Sachs also compared the proposed financial terms of the Transaction with the financial terms of other mergers involving midstream energy concerns since 1994, and determined a range of values for the K N Shares using various valuation methodologies deemed by it to be relevant.

     Merrill Lynch, K N's financial advisor, reached a like conclusion, which it set forth in its opinion to K N, also dated February 19, 1999. For a discussion of Goldman Sach's and Merrill Lynch's fairness opinions and the valuation methods used, see the Joint Proxy Statement.

     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, there is no basis for the Commission to conclude that the consideration being offered by Sempra for the K N Shares is unreasonable.

          (ii) Relationship of Consideration to be Paid to Earnings Capacity of Utility Assets Underlying Securities to be Acquired. Likewise, there is no basis for the Commission to conclude that the consideration to be paid by Sempra for the K N Shares does not bear a fair relation to the earnings capacity of K N's utility assets. As an initial matter, it must be emphasized, again, that K N's Retail Gas Division represents an immaterial portion (5.1% based on gross revenues and 2.4% based on net plant) of K N's overall operations, which are overwhelmingly concentrated in the upstream and midstream segments of the natural gas industry. Thus, the consideration to be paid in this transaction is only incidentally related to the earning capacity or value of K N's Retail Gas Division assets. Also, it must be reiterated that the proposed Transaction resulted from arms'-length bargaining and that the Merger Agreement was executed after extensive negotiations and due diligence on Sempra's part.

          (iii) Reasonableness of Fees. Sempra believes that the overall fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the Transaction will be reasonable and fair in light of the size and complexity of the Transaction relative to other similar transactions and that the anticipated benefits of the Transaction to the public, investors and consumers, are consistent with recent precedent, and meet the standards of
Section 10(b)(2).

     As set forth in Item 2 - Fees, Commissions and Expenses, the estimated fees, commissions and expenses paid or incurred and to be incurred by Sempra and K N in connection with the proposed Transaction total $27,220,000, or about 1.6% of the total value (estimated at approximately $1.7 billion) of the consideration (Sempra Shares plus cash) to be issued in exchange for the K N Shares. The relationship of the aggregate amount of fees, commissions and expenses paid to the size of the Transaction is within the same range as other recent merger cases that this Commission has approved.

          (c) Section 10(b)(3). Section 10(b)(3) requires the Commission to
              ----------------
determine whether the Transaction will unduly complicate Sempra's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of Sempra's system.

          (i) Capital Structure. The capital structure of Sempra after the Transaction will not be unduly complicated and the pro forma consolidated capitalization ratios will be within the range that this Commission has found acceptable in other cases. Sempra will issue additional shares of its single class of common stock and cash in exchange for all of the outstanding K N Shares. K N will become a direct, wholly-owned, subsidiary of Sempra. The long-term debt of K N will not be affected by the Transaction and will remain the obligation solely of K N. In this regard, the Sempra capital structure will closely resemble that of most registered holding company systems.

     Set forth below are summaries of the historical capital structures of Sempra and K N as of December 31, 1998, and the pro forma consolidated capital structure of Sempra, as of December 31, 1998 (assuming that the consideration paid by Sempra for the K N Shares will consist of 70% Sempra Shares and 30%
cash):

          Sempra and K N Historical Capital Structures (000s omitted)

                                   Sempra                        K N
                                   ------                        ---
Common stock equity                $2,913                       $1,217
Preferred stock equity                204                          282*/
Long-term debt                      2,795                        3,300
                                   ------                       ------

Total                              $5,912                       $4,799
                                   ======                       ======


                 Sempra Pro Forma Consolidated Capital Structure
                           (000s omitted) (unaudited)


Common stock equity                $4,167                        38.79%
Preferred stock equity                479                         4.46
Long-term debt                      6,095                        56.75
                                   ------                        -----

        Total                     $10,741                          100%
                                  =======                        =====

        */ K N will redeem $7.4 million of its outstanding preferred stock in connection with the Transaction.

     Sempra's pro forma consolidated common equity to total capitalization ratio of 38.79% as of December 31, 1998, is well above the "traditionally acceptable 30% level." See Northeast Utilities, supra, 50 S.E.C. at 440, n. 47.

          (ii) Protected Interests. As set forth more fully in the discussion of the standards of Section 10(c)(2) below, and elsewhere in this Application, the Transaction will create opportunities for Sempra and K N to achieve savings, chiefly through the elimination of duplicate corporate and administrative programs and greater efficiencies in operations, business processes and purchasing. The Transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system. Moreover, as the Commission has stated, "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." Entergy Corporation, supra, 51 S.E.C. at 883. Sempra will continue to be a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 following completion of the Transaction, which will provide investors with readily available information concerning the companies and the Transaction. Further, the Transaction is subject to various other federal and state regulatory approvals (See Item 4 - Regulatory Approvals, below). For these reasons, the Commission has no basis for making a negative finding under Section 10(b)(3).

     3.3 Section 10(c). Section 10(c) of the Act provides that, notwithstanding
         -------------
the provisions of Section 10(b), the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public- utility system . . . .

          (a) Section 10(c)(1). Under Section 10(c)(1), the Commission may not
              ----------------
approve an acquisition that "is unlawful under the provisions of Section 822/ or is detrimental to the carrying out of the provisions of Section 11." Section 11(b)(1) of the Act, with an exception, confines a registered holding company to ownership of a single integrated public-utility system, either electric or gas. In this case, the combined gas distribution properties of Sempra's two California operating subsidiaries and K N's Retail Gas Division will constitute an integrated gas utility system within the meaning of Section 2(a)(29)(B). These properties will be operated as a coordinated system. (See discussion in subpart b, immediately below). SDG&E's electric utility properties, which constitute an integrated electric utility system within the meaning of Section 2(a)(29)(A), will not be affected by the Transaction.

     Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A) - (C) (the "ABC clauses") are satisfied. By its terms, however,
Section 11(b)(1) applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company, such as Sempra, whose ownership of both gas and electric operations in California is permitted and subject to "affirmative

-------------
22/    Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory unless expressly approved by a State commission where State law prohibits or requires approval of any such acquisition.

state regulation." See WPL Holdings, Inc., 49 S.E.C. 761 at 770 (1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 50 S.E.C. 728 (1991); Dominion Resources, Inc., 40 SEC Docket 847 (April 5, 1988).

     The Commission has also previously held that a holding company may acquire utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC" clauses, provided that there is de facto integration of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition.23/ In this case, Sempra is requesting an order exempting it from the registration requirements under the Act pursuant to
Section 3(a)(1). Further, there is and will continue to be following the Transaction de facto integration of Sempra's gas and electric utility properties. The Commission has fully addressed this issue in its 1998 order approving the formation of Sempra.

          (b) Section 10(c)(2). Under Section 10(c)(2), the Commission must
              ----------------
affirmatively find that the acquisition of K N's Retail Gas Division by Sempra "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . ." An
"integrated public-utility system" is defined in Section 2(a)(29), to mean:

          (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas

-------------
23/    See e.g., TUC Holding Co., et al., 65 SEC Docket 301 (August 1, 1997);
Sempra Energy, 67 SEC Docket 994 (June 26, 1998); and PP&L Resources, Inc., et al., 67 SEC Docket 1685 (August 12, 1998).

          from a common source of supply may be deemed to be included in a single area or region.24/

     The gas utility operations of K N's Retail Gas Division, when combined with the existing gas utility operations of Sempra in California, will constitute an integrated gas-utility system within the meaning of Section 2(a)(29)(B) of the Act.

          (i) Operation as a "Single Coordinated System." Under optimal circumstances, when two gas distribution companies combine in a holding company structure, they will centralize and coordinate the management of their respective portfolios of gas supply, transportation and storage assets (i.e., their physical properties as well as contractual assets) so as to maximize savings and efficiencies of operations. See e.g., NIPSCO Industries, 69 SEC Docket 245, 249 - 51 (February 10, 1999). Moreover, the merging utilities would typically seek to integrate and share information systems and technologies. In this case, however, there are substantial legal restrictions, in the form of rules that have been adopted by the CPUC, that will prevent SoCalGas and SDG&E from engaging in joint or coordinated gas procurement practices with K N's Retail Gas Division and from sharing information and information systems. As a result, it will not be possible for Sempra and K N to centralize the administrative responsibility for gas purchasing and pipeline and storage contracting in one organization, as was done in NIPSCO Industries, or to otherwise combine gas purchases or pipeline capacity reservations by SoCalGas and SDG&E with those of their affiliates. Further, the CPUC rules prohibit any


----------------

24/    Unlike the definition of an "integrated electric utility system" in
Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Further, the Commission has previously recognized, that "integrated and coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection." See American Natural Gas Co., 43 S.E.C. 203, 207 (1965) n. 5.

exchange of non-public information on gas supplies or pipeline or storage availability between California utilities and any affiliate. On the other hand, as the Commission noted in Sempra/Frontier, the CPUC rules do not prohibit shared corporate support services among California utilities and their affiliates. 69 SEC Docket at 107, n. 14. Thus, there will be substantial opportunities for Sempra to achieve operating economies and efficiencies between the California utilities and K N's Retail Gas Division in areas other than gas procurement and information systems. Moreover, there will be substantial opportunities for Sempra and K N to coordinate gas procurement functions and information systems through their respective marketing affiliates, which, as discussed below, both supply gas to a significant number of the non-core (or "unbundled") customers in the service areas of the two companies.


     Effect of the California Affiliate Transaction Rules: The CPUC has adopted
     ----------------------------------------------------
two sets of rules that are designed to enhance competition in energy markets and prevent potential self-dealing, preferential treatment, and cross-subsidies between California utilities and their non- utility affiliates. Importantly, the CPUC rules do not prohibit all commercial transactions between the California utilities and their non-utility affiliates, but any such transactions must be fully disclosed and meet stringent non-discrimination standards.

     First, the CPUC has promulgated a comprehensive set of affiliate transaction rules ("ATRs")25/ applicable to all California energy utilities, and has required each utility to prepare detailed compliance plans showing how the ATRs are being implemented. The ATRs contain provisions designed to ensure that

-------------

25/    See "Opinion Adopting Standards of Conduct Governing Relationships
Between Energy Utilities and Their Affiliates," CPUC Decision No. 97-12-088, 183 PUR4th 503 (1997), modified by Decision No. 98-08-035, 188 PUR4th 317 (1998).

a utility does not discriminate in favor of its non-utility affiliates, and that commercially-sensitive information is not selectively disclosed. Among other restrictions, the ATRs require that utilities and non-utility affiliates: (1) keep separate books and records, (2) refrain from jointly purchasing goods and services associated with the utility merchant function, (3) share only certain governance, oversight, and corporate support functions, (4) retain separate corporate identification, (5) refrain from engaging in joint commercial activities, and (6) refrain from joint employment practices, except in limited cases associated with providing corporate support services.

     Second, the CPUC order approving the Pacific Enterprises/Enova Corporation business combination incorporated a set of 25 market power remedial measures which govern Sempra Energy's gas transportation operations.26/ The remedial measures are largely designed to ensure that SoCalGas's potential market power in transporting gas to Southern California cannot be exercised in favor of affiliates active in the downstream electricity markets. The remedial measures incorporate FERC's rules governing the relationship between interstate pipelines and their gas marketing affiliates,27/ impose certain restrictions on communications between the gas operations and gas acquisitions departments within SoCalGas, and require the daily posting of certain information that may be helpful to customers using the SoCalGas system to transport gas.

-------------
26/    See In Re Pacific Enterprises, et al., supra n. 5. These remedial measures were the same as those that had been imposed under the terms of FERC's order approving the business combination. See San Diego Gas & Electric Company, et al., 79 FERC (PARAGRAPH) 61,372 (1997).

27/    See "Inquiry Into Alleged Anticompetitive Practices Related to Marketing
Affiliates of Interstate Pipelines," FERC Order 497, 53 Fed. Reg. 22139 (1988), FERC Stats. & Reg. [Regulations Preambles 1986 - 1990] (PARAGRAPH) 30,820
(1988), as amended and extended.

     The two sets of rules described above clearly limit the types of activities and interactions that may exist between SoCalGas and SDG&E and their non-utility affiliates. For purposes of these rules, non-California gas distribution utilities like K N's Retail Gas Division and FERC- jurisdictional interstate pipelines are all treated as "non-utilities." The ATRs will effectively prevent any direct coordination in gas supply functions between Sempra's California utilities and the K N Retail Gas Division. Nevertheless, as indicated, the ATR's and merger order's remedial measures will permit integration and consolidation across the Sempra Energy holding company system. First, the ATR's will allow Sempra to provide the following corporate governance, oversight, and shared services to all business units: administrative, human resources, audit, finance, accounting, affiliate compliance, telecommunications, governmental and community relations, regulatory, communications, and legal services. Second, the ATRs will allow Sempra's California utilities to loan non-marketing employees to non-energy marketing affiliates, provided that no more than 30% of an employee's time may be loaned in any calendar year. And third, the utilities may sell tariffed and non-tariffed products and services to their affiliates on an open-access, non-discriminatory basis. Non-tariffed products and services may prove to be particularly useful in helping the Sempra family of companies achieve synergies, best practices, and enhanced profitability.

     Coordination Through Non-Utility Marketing Affiliates: As previously
     -----------------------------------------------------
indicated, K N Services provides about 58% of the gas that the Retail Gas Division purchases for resale to its customers, and has competed successfully to be a major supplier under the retail "customer choice" programs that the Retail

Gas Division has implemented in Nebraska and Wyoming.28/ In addition, in 1998, K N's marketing affiliates sold approximately 4.2 Bcf of gas to SoCalGas and SDG&E and 13.3 Bcf of gas to transportation-only customers of those utilities. For its part, Sempra Trading in 1998 sold 71 Bcf of gas that was delivered to customers on the SoCalGas system.

     Sempra Trading and K N Services each manages a similar and complementary portfolio of physical and contractual assets (i.e., contracts for supply, transportation and storage), and each company has broad experience in managing risk. After the merger, gas procurement for the Retail Gas Division will be undertaken by the combined marketing, trading and risk management operations of Sempra Trading and K N Services. The combined operations should see enhanced efficiencies arising from increased scope and scale as well as from the exchange of intellectual capital. The cost of gas to customers of the Retail Gas Division should reflect these gains.

     In addition, given that more than 40% of all the gas delivered on the K N Retail Gas Division system and more than 50% of all gas delivered on the Sempra system is owned by the customer, and that, in time, customer-choice programs are likely to be available for all categories of retail customers, it is relevant for this Commission to take into account Sempra's and K N's penetration of the non-core (or "unbundled") market in their respective service areas for purposes of assessing the degree of coordination that is likely to exist. In this regard, it should be emphasized that the CPUC rules described above would not prevent

-------------

28/    K N Retail Gas Division has voluntarily opened its system to retail choice in substantially all of Nebraska and in its eastern Wyoming service area. Legislation permitting retail choice in Colorado is pending before the Colorado legislature and has broad bi-partisan support.

the marketing affiliates of the two companies from coordinating gas purchases and combining information and information systems. Given the vast disparity in the size of Sempra's California utilities and K N's Retail Gas Division, it is also relevant to compare the relative quantities of gas sold to the two utilities and their unbundled customers by the marketing affiliates. In this regard, the combined 88.5 Bcf of gas sold in 1998 by the marketing arms of Sempra and K N for delivery into the SoCalGas system represents well over 50% more than the total gas delivered by K N's Retail Gas Division in 1998 to all customers (50 Bcf).

          (ii) Single Area or Region. Although the retail gas service areas of the Retail Gas Division and Sempra's subsidiaries in southern California are separated by a distance of approximately 500 miles, and are located in non-contiguous States, such factors alone are not determinative. See MCN Corporation, 62 SEC Docket 2379 (September 17, 1996) (approving acquisition of an interest in a gas-utility company by an exempt gas-utility holding company whose service area is located more than 500 miles distant in a non-adjoining State); Sempra/Frontier, supra (approving Sempra's acquisition of Frontier, a small start-up gas utility serving parts of western North Carolina); and NIPSCO Industries, supra, (approving combination of gas utilities located approximately 650 miles apart at their nearest point). On the contrary, Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation . . .," the Commission has taken into account the "state of the art" in the natural gas industry, in terms of current industry structure, evolving competition, and the deliverability of natural gas on the nation's pipeline network. Id.

     In the Sempra/Frontier case, the Commission observed that it is appropriate to treat gas utilities that are separated by a substantial distance as being in a "single area or region" if they purchase gas from a common source of supply (see discussion below), and if doing so would not contravene the policy of the Act against "scatteration," or the ownership of widely dispersed utility properties which are not susceptible of efficient operation. 69 SEC Docket at
109. The Act is directed against "the growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties" or that result in the "lack of effective public regulation." See Sections 1(b)(4) and (b)(5). For reasons that are explained elsewhere in this Application, none of the conditions or circumstances at which the policies of the Act are directed will be present in this case.

     Common Source of Supply: In NIPSCO Industries, the Commission stated that,
     -----------------------
in its consideration of whether a "common source of supply" exists, the relevant inquiry is "whether the system utilities purchase substantial quantities of gas produced in the same supply basins, and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis." 69 SEC Docket at 251. Further, although holding "firm" capacity on the same pipelines is relevant to the "common source of supply," if the system companies hold capacity on different pipelines, it is also relevant to inquire whether those pipelines intersect at, and form, industry recognized trading hubs. Id.

     As previously indicated, K N's Retail Gas Division currently purchases about 61% of its total gas requirements from production in the Rocky Mountain region basins, 29% from production in the Anadarko/Arkoma Basin, and the remainder from production in the San Juan Basin, the Western Canada Sedimentary

Basin, and other producing areas in the region. Of the total gas delivered on the SoCalGas system in 1998 (962 Bcf), 128 Bcf, or about 13% of the total, was produced in the Rocky Mountain region basins. This represents more than two and one-half times the total quantity of gas (50 Bcf) delivered in 1998 by K N's Retail Gas Division to both its core customers and to customers who purchase only transportation service.

     Moreover, with the completion of the TransColorado pipeline, K N's Retail Gas Division will have improved access to the San Juan Basin. As indicated, the San Juan Basin accounts for about 40% of all gas purchased by Sempra's California subsidiaries for sale to core customers and more than 60% of the customer-owned gas delivered on the SoCalGas system. The TransColorado pipeline links the Uinta/Piceance (one of the Rocky Mountain region basins) and the San Juan Basins, which are in close proximity to each other. This will allow the Retail Gas Division to take advantage of favorable price differentials between Rocky Mountain and San Juan gas supplies. It will also facilitate the aggregation and integration of gas supplies between these two producing areas, which in turn will allow the Retail Gas Division to treat the two basins as essentially a single supply source. This will enhance the flexibility, reliability, and competitive pricing of gas supply for the Retail Gas Division's markets. In this regard, the Retail Gas Division expects to increase its purchases of San Juan gas in the future to meet the needs of its customers.

     The common source of supply, therefore, is the Rocky Mountain/San Juan region. In 1998, more than 60% of the gas delivered to core and non-core customers by both Sempra and the K N Retail Gas Division was produced in this region.

     State of the Art: Any determination of the appropriate size of the "area or
     ----------------
region" calls for consideration of the "state of the art" in the gas industry.

In this regard, the "state of the art" in the gas industry continues to evolve, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation functions of the interstate pipelines in response to various FERC initiatives, in particular Order 636,29/ which has dramatically altered the way in which local gas distribution companies purchase and transport their required gas supplies. The Commission noted the structural, regulatory and technological changes that have reshaped the natural gas industry since the Act was passed in its recent NIPSCO Industries and Sempra/Frontier decisions.

          (iii) No Impairment. The resulting integrated gas system to be formed by the combination of K N's Retail Gas Division with those of Sempra will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation." In this case, the Retail Gas Division will maintain its local business presence in each of the three states in which it provides public-utility service. It will also maintain its present workforce of approximately 445 employees, who will continue to be under the supervision of locally-based management. In this connection, it is not contemplated that there will be any involuntary reductions in the Retail Gas Division's workforce, as presently constituted.

     Further, following the Transaction, the Retail Gas Division will remain

-------------

29/    See "Pipeline Service Obligations and Revisions to Regulations Governing
Self- Implementing Transportation; Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," Order No. 636, 57 Fed. Reg. 13,267 (April 16,
1992), aff'd in part, United Distribution Cos. v. FERC, 88 F.3rd 1105 (D.C. Cir.
1996).

subject to regulation as to rates, service, and other matters by the public service commissions in Colorado and Wyoming, each of which must also approve the Transaction, as well as to municipal regulation of rates and service in Nebraska. Accordingly, the Transaction will not result in any impairment of localized management or effective regulation.

          (iv) Economies and Efficiencies. Section 10(c)(2) requires that the Commission find that a proposed acquisition will produce economies and efficiencies. As indicated, the Transaction is likely to produce economies and efficiencies over time, chiefly through the elimination of duplicate corporate and administrative programs and greater efficiencies in operations, business processes and purchasing. Specifically, these efficiencies relate to shared corporate services provided to all of Sempra's subsidiaries by the corporate center. Although there are some limitations on the sharing of services under the ATRs, many corporate support services would be permitted. These include corporate communications and advertising, regulatory and external affairs, legal, accounting, treasury, investor relations, environmental and safety, non-gas purchasing, human resources policy and employee training and development. Sempra estimates that these cost savings will range from $20 million to as much as $60 million annually. Although some of the anticipated economies and efficiencies will undoubtedly benefit K N's Retail Gas Division, because that operation represents such a small component of K N's overall business, the quantifiable dollar savings will necessarily be small in absolute dollar terms.

     3.4 Section 10(f). Section 10(f) provides that:
         -------------

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As explained in Item 4 - Regulatory Approvals, the Transaction is subject to review and approval by the public service commissions in Colorado and Wyoming. There is no regulatory body in Nebraska which has jurisdiction over the Transaction.

     3.5 Section 3(a)(1). Sempra also requests that the Commission issue an
         ---------------
order pursuant to Section 3(a)(1) of the Act confirming that Sempra, and each of its subsidiary companies as such, will continue to be exempt from all provisions of the Act, except Section 9(a)(2). Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or the interest of investors or consumers, if:

     such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

     Following its acquisition of K N, Sempra will not derive any material part of its income from K N's Retail Gas Division operations. Further, Sempra, and each of its public-utility subsidiary companies from which it derives any material part of its income, will remain predominantly intrastate in character and carry on their business substantially in a single State, namely, California.

          (a) Sempra Will Not Derive Any Material Part of Its Income From K N's
              -----------------------------------------------------------------
Retail Gas Division. As is clear from the plain language of Section 3(a)(1), the
-------------------
test of whether the public-utility subsidiaries of a holding company are "predominantly intrastate in character" is applied separately to each public-utility subsidiary from which such holding company "derives, directly or indirectly, any material part of its income." See Public Service Company of Oklahoma, 8 S.E.C. 12, 16 (1940); Wisconsin Electric Power Company, 28 S.E.C. 906, 909 - 911 (1948). Hence, the fact that a holding company has, as a subsidiary, a public-utility company incorporated and operating in a State other than its own State of incorporation is irrelevant for purposes of determining whether such holding company is entitled to an exemption under Section 3(a)(1) if that out-of-State subsidiary does not contribute "any material part" of the holding company's income. See Washington Railway and Electric Company, 4 S.E.C. 191 at 192 - 193 (1938); Commonwealth Edison Company, 28 S.E.C. 172 at 173
(1948); WPL Holdings, Inc., 49 S.E.C. 761 at 773 (1988). If, on the other hand, a public-utility subsidiary does contribute a "material part" of the holding company's income, then it must be both incorporated in the same State as the holding company and carry on its business "substantially" in that State.

     In cases under Section 3(a)(1) in which the materiality of an out-of-State public- utility subsidiary has been considered, the Commission has consistently focused on the relative size of the out-of-State subsidiary's public-utility operations, expressed as a percentage of the applicant holding company's total public-utility operations, using a variety of financial measurements. In its early decisions, including Public Service Company of Oklahoma, Washington Railway and Wisconsin Electric, supra, the Commission placed greatest importance upon the relationship of the dividends actually paid by and undistributed earnings of the out-of-State subsidiary, expressed as a percentage of the holding company's consolidated net income.30/ The Commission has also considered size in terms of other quantifiable factors. In Commonwealth Edison Company, supra, for example, which was decided the same year as Wisconsin Electric, the Commission compared an out-of-State subsidiary's gross operating revenues from off-system sales to the parent's consolidated gross operating revenues. Similarly, in WPL Holdings, Inc., supra, the Commission appears to have considered only the operating revenues of an out-of-State public-utility subsidiary. In other recent cases, the Commission has taken into account various financial comparisons, without indicating which, if any, was entitled to greatest deference. See e.g., Unicom Corporation, 57 SEC Docket 660 (July 22,
1994) (percentage of consolidated operating revenues, consolidated net income, consolidated net utility plant and consolidated total assets represented by out-of-State subsidiary); Providence Energy Corporation, 60 SEC Docket 2109 (November 30, 1995) (percentage of consolidated gas revenues and income represented by out-of-State subsidiary); and Atlanta Gas Light Company, et al., 61 SEC Docket 1057 (March 5, 1996) (percentage of consolidated operating revenues and total assets represented by out-of-State subsidiary).

     To date, the Commission has not embraced any numerical bright-line test of materiality under Section 3(a)(1). Moreover, it is noteworthy that, in a June

-------------

30/    In Wisconsin Electric, the Commission found that an out-of-State subsidiary of the applicant contributed a "material part" of its income where the dividends paid by such subsidiary, as a percentage of the applicant's consolidated net income, ranged between 9.45% and 11.92% over a four-year period (1944-1947). 28 S.E.C. at 912. These were the lowest percentages in any case decided under Section 3(a)(1) in which the Commission has expressly held that an out- of-State subsidiary contributed a "material part" of the applicant's income and, accordingly, denied an exemption.

1995 study prepared by the Division of Investment Management, the Commission was urged to apply a more liberal standard for exemptions under Section 3(a). Rather than redefining phrases such as "predominantly intrastate" and "material part of income" in terms of any bright-line numerical limits, however, the Division of Investment Management urged the Commission to adopt a more flexible standard for exemption under Section 3(a) that would take into account the ability of the affected States to "adequately protect utility consumers against any detriment that might be associated with certain activities of exempt holding companies."31/

     In fact, a review of the recent decisions indicates that the Commission is already moving toward a more flexible standard of interpretation of the materiality test (as well as of the "predominantly intrastate in character" test, which is discussed below). In Atlanta Gas Light Company, supra, for example, the Commission granted an exemption under Section 3(a)(1) to a newly-organized Georgia holding company (AGL Resources, Inc.) with a public-utility subsidiary operating in Tennessee which represented 6.2% and 6.9%, respectively, of the holding company's consolidated utility revenues and total utility assets. And in NIPSCO Industries, supra, an exemption under
Section 3(a)(1) was granted where one of the holding company's out-of-state public-utility subsidiaries would represent, on a pro forma basis, between 10.8% and 11.2% of the combined net utility operating revenues of all of the parent's utility subsidiaries over a three year period.

     In the present case, the K N Retail Gas Division's gross operating revenues, net operating revenues (operating margin), number of customers, gross utility plant and total gas delivered, and the percentage of each on a pro forma


------------------

31/    See "The Regulation of Public-Utility Holding Companies," Report of the
Division of Investment Management (June 1995), pp. 119 - 120.

basis, to the total combined gross operating revenues, net operating revenues, utility customers, gross utility plant and total gas delivered of Sempra's public-utility subsidiaries are as follows:


                       --------------------------------------------------------
                       PRO FORMA
                       COMBINED
                       UTILITIES          SOCALGAS/             K N RETAIL GAS
                                            SDG&E                 DIVISION
                       --------------------------------------------------------
                                      AMOUNT       PERCENT  AMOUNT      PERCENT
GROSS OPERATING        --------------------------------------------------------
 REVENUES ($MM) A/
             1998      $4,859.8       $4,637        95.4%   $222.8        4.6%
             1997      $4,989.8       $4,733        94.9%   $256.8        5.1%
                       --------------------------------------------------------
OPERATING
 MARGIN ($MM) B/
             1998      $3,833.5       $3,728.8      97.3%   $104.7        2.7%
             1997      $3,509.5       $3,401.0      96.9%   $108.5        3.1%
                       --------------------------------------------------------
NUMBER OF ELECTRIC
AND RETAIL GAS         5,716,000(G)   5,500,000     96.2%   216,000       3.8%
CUSTOMERS              1,200,000(E)   1,200,000     100%        -0-        -0-
                       --------------------------------------------------------
GROSS UTILITY
 PLANT ($MM)
             1998      $11,491.1      $11,235      97.8%    $256.1        2.2%
             1997      $11,167.4      $10,902      97.6%    $265.4        2.4%
                       --------------------------------------------------------
TOTAL GAS
DELIVERIES (BCF)
             1998      1,0128Bcf      962 Bcf      95.1%    50 Bcf        4.9%
                       --------------------------------------------------------

        a/  Includes revenues from transportation-only customers.
        b/ Gross operating revenues less cost of gas for distribution and cost of fuel for electric generation.

     As the foregoing demonstrates, Sempra will not derive "any material part" of its income from K N's Retail Gas Division. Regardless of the financial yardstick for comparison that is used, the Retail Gas Division represents, on a pro forma basis, a smaller portion of the combined utility operations of Sempra and K N than in either AGL Resources or NIPSCO Industries.

          (b) Sempra Will Remain Predominantly Intrastate in Character and Carry
              ------------------------------------------------------------------
On its Business Substantially in a Single State. As indicated, Sempra and its
-----------------------------------------------
two material public utility subsidiaries, SoCalGas and SDG&E, are all incorporated in California, and carry on their public utility operations exclusively within California. Taking into consideration the acquisition of K N's Retail gas Division, Sempra's utility operations will still be "predominantly intrastate in character." The state of incorporation and situs of the business activities of K N's pipeline transportation, gathering, marketing and other non-utility subsidiaries are not relevant for purposes of determining whether Sempra is entitled to an exemption under Section 3(a)(1). See Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 (n. 19) (1950).

     As shown in the table above, for the year ended December 31, 1998, the Retail Gas Division's gross operating revenues and net operating revenues (operating margin) represented only 5.1% and 2.7%, respectively, of Sempra's pro forma combined gross operating revenues and net operating revenues. These percentages are substantially lower than the percentages of out-of-state gross operating revenues (19.8%) and net operating revenues (13.7%) found to be acceptable in NIPSCO Industries, supra.32/

          (c) The Exemption of Sempra Will Not Be Detrimental to the Public
              -------------------------------------------------------------
Interest or Interest of Investors or Consumers. For the reasons noted above, a
----------------------------------------------
finding by the Commission that Sempra will not derive "any material part of its

-------------
32/    Frontier Energy's operations in North Carolina, for which there is no historical data, would have only a de minimis impact on the relative size of Sempra's out-of-state utility operations.

income" from K N's Retail Gas Division would not be inconsistent with settled interpretations of Section 3(a)(1). Moreover, granting Sempra an exemption in this case will not, in the words of Section 3(a), be "detrimental to the public interest or the interest of investors or consumers." In this case, Sempra's acquisition of K N must be approved by the Colorado PSC and the Wyoming PUC. Following the merger, those two commissions will continue to have the same jurisdiction and authority over K N's Retail Gas Division's rates, service and operations as they currently have, and their ability to protect ratepayers will not be impaired by virtue of K N's ownership by an out-of-state holding company. Likewise, the municipalities served by the Retail Gas Division in Nebraska will continue to have the same jurisdiction and authority over the Retail Gas Division's rates and service in that state.

     As the foregoing demonstrates, each of the affected State commissions will have the ability to protect utility customers of K N's Retail Gas Division against any possible detriment that might be associated with the relationship of such companies to Sempra. Granting Sempra's request for an exemption, therefore, will not be "detrimental to the public interest or interest of investors or consumers."



ITEM 4. REGULATORY APPROVALS.
        --------------------

     In addition to the required approval of this Commission, the Transaction is subject to the jurisdiction of the FERC (unless FERC disclaims such jurisdiction), the Colorado PSC and the Wyoming PUC. Applications have been filed with each of those commissions. See Exhibits D-1, D-3, and D-5. The Transaction is also subject to the pre-merger notification and reporting requirements of the HSR Act. No other State or Federal commission, other than this Commission, has jurisdiction over the proposed Transaction.

     Nebraska does not have a state public service commission. The rates and service of gas distribution utilities in Nebraska are subject to the jurisdiction of the municipalities that are served. However, the municipalities served by the Retail Gas Division in Nebraska do not have any jurisdiction over any aspect of the Transaction.

ITEM 5. PROCEDURE.
        ---------

     Sempra requests that the Commission publish a notice of the Transaction as soon as practicable, that the Commission's order be issued as soon as practicable following receipt by Sempra and K N of all other required federal and state regulatory approvals, presently expected to be as early as August 1, 1999, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Sempra hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the Transaction.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
        ---------------------------------

           A - EXHIBITS.
               --------

               A-1 Amended and Restated Articles of Incorporation of Sempra Energy (filed as Exhibit 3.1 to the Registration Statement on Form S-3, dated April 29, 1998, in File No. 333-51309, and incorporated herein by reference).

               A-2 Amended and Restated Bylaws of Sempra Energy effective May 26, 1998 (filed as Exhibit 3.2 to the Registration Statement on Form S-8, dated June 5, 1998, in File No. 333-56161, and incorporated herein by reference).

               A-3 Restated Articles of Incorporation of K N Energy, Inc. (filed as Exhibit 3(a) to K N's Annual Report on Form 10-K for the year ended December 31, 1994, in File No. 1-6446, and incorporated herein by reference).

               A-4 By-Laws of K N Energy, Inc., as amended on February 10, 1998 (filed as Exhibit 3(c) to K N's Annual Report on Form 10-K for the year ended December 31, 1998, in File No. 1-6446, and incorporated herein by reference).

               B-1 Agreement and Plan of Merger, dated as of February 20, 1999, among Sempra Energy, Cardinal Acquisition Corp., and K N Energy, Inc. (filed as Exhibit 2.1 to the Current Report of Sempra Energy on Form 8-K, dated February 23, 1999, in File No. 1-14201, and incorporated herein by reference).

               C-1 Registration Statement of Sempra Energy on Form S-4. (To be filed by amendment).

               C-2 Joint Proxy Statement of Sempra Energy and K N Energy, Inc. (included in Exhibit C-1 Annex A).

               D-1 Application of Sempra Energy, et al., to Public Utilities Commission of Colorado, dated March 9, 1999. (To be filed by amendment).

               D-2 Order of the Public Utilities Commission of Colorado. (To be filed by amendment)

               D-3 Joint Application of Sempra Energy, et al., to Wyoming Public Service Commission, dated March 9, 1998. (To be filed by amendment).

               D-4 Order of the Wyoming Public Utilities Commission. (To be filed by amendment).

               D-5 Application of Sempra Energy and K N Energy, Inc. to the Federal Energy Regulatory Commission for Authorization to Dispose of Jurisdictional Assets or for Disclaimer of Jurisdiction, dated March 9, 1999. (To be filed by amendment).

               D-6 Order of the Federal Energy Regulatory Commission (To be filed by amendment).

               E-1 Map of natural gas service areas of SoCalGas, SDG&E and K N's Retail Gas Division, interconnecting pipelines, and supply basins. (Paper format filing). (To be filed by amendment).

               E-2 Map of K N Retail Gas Division's Colorado service area. (Paper format filing). (To be filed by amendment).

               E-3 Map of K N Retail Gas Division's Wyoming service area. (Paper format filing). (To be filed by amendment).

               E-4 Map of K N Retail Gas Division's Nebraska service area. (Paper format filing). (To be filed by amendment).

               F    Opinion of Counsel. (To be filed by amendment).

               G-1 Financial Data Schedule for Sempra Energy - per books (incorporated by reference to Exhibit 27 to the Annual Report on Form 10-K of Sempra Energy for the year ended December 31, 1998, in File No. 1-14201).

               G-2 Financial Data Schedule for Sempra Energy - pro forma. (To be filed by amendment).

               H    Proposed form of Federal Register Notice.

        B.     FINANCIAL STATEMENTS.
               --------------------

              FS-1: Sempra Energy Unaudited Pro Forma Combined Condensed
                    Balance Sheet as of December 31, 1998. (Included in Joint Proxy Statement).

              FS-2: Sempra Energy Unaudited Pro Forma Combined Condensed
                    Statement of Income for twelve months ended December 31, 1998. (Included in Joint Proxy Statement).

              FS-3: Sempra Energy Consolidated Balance Sheet as of December 31,
                    1998 (incorporated by reference to the Annual Report on Form 10-K of Sempra for the fiscal year ended December 31, 1998, in File No. 1-14201.

              FS-4: Sempra Energy Consolidated Statement of Income for the year ended December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of Sempra for the fiscal year ended December 31, 1998, in File No. 1-14201.

              FS-5: K N Energy, Inc. Consolidated Balance Sheet as of December
                    31, 1998 (incorporated by reference to the Annual Report on Form 10-K of K N Energy for the fiscal year ended December 31, 1998, in File No. 1-6446).

              FS-6: K N Energy, Inc. Consolidated Statement of Income for the
                    fiscal year ended December 31, 1998 (incorporated by reference to the Annual Report on Form 10-K of K N Energy for the fiscal year ended December 31, 1998, in File No. 1-6446).

              FS-7: K N Energy, Inc. - Unaudited Balance Sheet Retail Gas
                    Division as of December 31, 1998. (To be filed by amendment).

              FS-8: K N Energy, Inc. - Unaudited Income Statement of Retail Gas
                    Division for the fiscal year ended December 31, 1998. (To be filed by amendment).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.
        ---------------------------------------

     The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicant or its subsidiaries that will have an impact on the environment. Sempra is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                SEMPRA ENERGY

                                                By:    /s/ John R. Light
                                                      -------------------
                                                Name: John R. Light
                                                Title: Executive Vice President
                                                         and General Counsel


Date:   April 21, 1999



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